EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2018 and the most recently issued annual consolidated financial statements for the year ended December 31, 2017 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•	Cash costs per ounce of gold produced on a co-product and by-product basis;

•	Cash costs per ounce of silver produced on a co-product and by-product basis;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce of gold produced on a co-product and by-product basis;

•	All-in sustaining costs per ounce of silver produced on a co-product and by-product basis;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold sold;

•	Average realized price per ounce of silver sold; and

•	Average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics can be found in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

OVERVIEW OF FIRST QUARTER

•	The Company exceeded gold production plan for the first quarter with mine site costs in line with or better than plan.

•
Production and cash flows are expected to increase quarter-over-quarter at most mines, and as customary, more notably in the second half of the year due to mine plans, logistics and the impact on production of the rainy season in the first quarter. For 2018, this trend is to be further accentuated by the start up of Cerro Moro. The Company reiterates its production and cost guidance.

•
Cerro Moro has been commissioned, and first ore was fed to the ball mill on April 25, 2018. The start up is progressing well with milling rates and feed grades expected to ramp up through the second quarter and with first doré expected in May. These developments are expected to provide a step change increase in production and cash flows.

•
At Chapada, the Company continues to advance various value creation opportunities. First, improvements and optimizations at the main Chapada operation are being advanced. These are set out in three phases. Phase 1 targets plant optimization for further copper and gold recovery increases. Pilot plant work has been demonstrating potential further increases in copper and gold recovery of up to 2%; Phase 2 contemplates plant expansion to achieve a throughput capacity of up to 32 million tonnes per annum. Phase 3 contemplates a pit wall pushback to access sucupira ore, which is expected to provide additional tonnes at higher grades. Second, by evaluating the broader Suruca Complex opportunities (oxides/sulphides). Lastly, by focusing on Chapada's exploration program, with the objective of identifying higher-grade copper and gold opportunities that are proximal to the mine, this includes completing infill drilling of the Sucupira and Baru deposits and advancing district scale targets. Refer to Section 5: Construction, Development and Exploration of this MD&A for additional details.

•
Continuation of the exploration programs started early in 2018 with the objective of advancing important exploration discoveries at the Company's existing operations, which is expected to generate mineral reserve and mineral resource growth during the year. An exploration update will be included with results for the second quarter of 2018.

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•	The Company's financial position strengthened during the quarter following:

◦
The completion of the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million, realizing a net gain of $39.0 million;

◦
The early redemption of $181.5 million of the 6.97% senior notes due December 2019, which extended the tenor of the Company's fixed term profile at lower average interest rates and improved financial flexibility; and

◦	The receipt of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019.
all of which lead to a further decrease of Net Debt(iii) by $163.5 million compared to December 31, 2017, notwithstanding capital expenditures while Cerro Moro was in development. This results in an improved balance sheet coincident with the start-up of Cerro Moro. Net Debt is expected to further decline over the next several years as a result of cash flows generated from strategic initiatives.

•
On April 12, 2018, Brio Gold's shareholders approved the take-over bid by Leagold by way of a statutory plan of arrangement.  Upon completion of the transaction, and following the recently announced planned equity issue by Leagold, Yamana will own approximately 20.5% of Leagold.

•	Significant events having an accounting or cash flow impact during the period that are not reflective of ongoing operations include:

◦
A non-cash accounting carrying value reduction totalling $168.2 million ($174.0 million before tax) in respect of the Brio Gold Inc. ("Brio Gold") transaction. The business combination of Brio Gold and Leagold, which received approval by Brio Gold shareholders on April 12, 2018, prompted a move to carry the Company’s interest in Brio Gold at market prices for the related shares as at March 31, 2018. This accounting adjustment does not reflect the ultimate impact to the Company, which will be based on the consideration value from the share prices when the Arrangement closes in the second quarter.  Additionally, the adjustment to the carrying value of the Company's Brio Gold shares does not reflect the accretion to value that is anticipated as the combined entity will create an impressive mid-tier gold producer with assets in two proven mining jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases.

◦
A final payment of $67.9 million relating to the recently settled Brazilian tax matters was made in January 2018 as disclosed in the Company's Annual Management Discussion and Analysis for the year ended December 31, 2017.

OPERATING

•
Gold production for Yamana Mines(viii) increased by 11% at costs below or in line with the first quarter of 2017. Gold production for Yamana Mines including Gualcamayo also increased from the comparative quarter in 2017 by 4%. Individual mine quarterly results over the first quarter of 2017 included increases of 20% at El Peñón, 19% at Chapada, 17% at Canadian Malartic, and 7% at Jacobina. The decrease of 15% at Minera Florida, which is the Company's smallest mine, was more than compensated by the aforementioned increases. Gualcamayo production totalling 23,846 ounces of gold (included as attributable below, along with Brio Gold) was above budget and as expected, lower than the 37,728 ounces of gold in the comparative period in 2017.

	For the three months ended March 31,
	2018	2017
Gold
Production - Yamana Mines (ounces) (vii)	199,555	177,918
Production - attributable (ounces) (i)	248,088	257,533
Sales - Yamana Mines (ounces) (vii)	198,501	179,485
Sales - consolidated (ounces)	270,931	267,916
Per ounce data (ii)
Revenue	$1,310	$1,209
Average realized price (iii)(iv)	$1,328	$1,220
Average market price (v)	$1,330	$1,219
Total cost of sales - Yamana Mines (vi) (vii)	$1,035	$1,022
Total cost of sales - Attributable (vi)	$1,086	$1,056
Co-product cash costs - Yamana Mines (iii) (vii)	$667	$661
Co-product cash costs - Attributable (iii)	$724	$712
Co-product AISC - Yamana Mines (iii) (vii)	$881	$927
Co-product AISC - Attributable (iii)	$928	$936
By-product cash costs - Yamana Mines (iii) (vii)	$444	$565
By-product AISC - Yamana Mines (iii) (vii)	$703	$902

•	Silver production and sales were comparable to the first quarter of 2017, at costs below or in line with the same period.

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	For the three months ended March 31,
	2018	2017
Silver
Sales (ounces)	1,060,761	1,169,058
Production (ounces) (vii)	899,261	960,820
Per ounce data (ii)
Revenue	$16.50	$17.28
Average realized price (iii)(iv)	$16.93	$17.29
Average market price (v)	$16.75	$17.42
Total cost of sales (vi)	$15.20	$15.14
Co-product cash costs (iii)	$10.88	$10.36
Co-product AISC (iii)	$13.83	$14.24
By-product cash costs (iii)	$8.01	$9.00
By-product AISC (iii)	$11.58	$13.72

•	Copper production increased by 15% at lower costs compared to the first quarter of 2017, exceeding expectations.

	For the three months ended March 31,
	2018	2017
Copper
Sales (millions of pounds)	30.3	25.2
Production (millions of pounds)	30.4	26.5
Per pound data (ii)
Revenue	$2.56	$2.35
Average realized price (iii)(iv)	$3.13	$2.57
Average market price (v)	$3.16	$2.65
Total cost of sales (vi)	$1.71	$1.79
Co-product cash costs (iii)	$1.51	$1.78
Co-product AISC (iii)	$1.65	$2.13

(i)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold Inc. ("Brio Gold") common shares during the period, which for the first quarter of 2017 was a weighted average of 53.6% (March 31, 2017 - 83.1%) totalling 24,687 ounces of gold (March 31, 2017 - 41,886) and includes Gualcamayo's production of 23,846 (March 31, 2017 - 37,728).

(ii)	Cost of sales are per ounce sold and cash costs and AISC are per ounce produced.

(iii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements are included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iv)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(v)	Source of information: Bloomberg.

(vi)	Cost of sales consists of the sum of cost of sales excluding Depletion, Depreciation and Amortization ("DDA") plus DDA.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

(viii)	Yamana Mines includes Chapada, El Peñón, Canadian Malartic, Jacobina, Minera Florida and Cerro Moro, excluding Gualcamayo as it is an asset held for sale.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•
Health and safety are core to our values evidenced by our continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

•
The Company deeply regrets the fatal motor-vehicle accident involving two employees of a local contractor at Gualcamayo Mine, Argentina.  All operations and exploration sites reviewed the incident to ensure that employees in similar conditions understand the risk and that the safety controls both exist and are functioning. These fatalities are included in the Company's Total Recordable Injury Frequency Rate of 0.72* for the first quarter of 2018, which is comparatively low by industry standards.

* Calculated on 200,000 hours worked and includes employees and contractors.

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FINANCIAL

•
Revenue for the three months ended March 31, 2018, was higher due to the increase of gold and copper prices by 8% and 22%, respectively over the comparative period. Furthermore, revenue benefited from an additional 5 million pounds of copper sales, representing a 20% increase over the same period in 2017.

•
Net loss attributable to the Company's equityholders for the quarter ended March 31, 2018 was $160.1 million or $0.17 per share basic and diluted, compared to a net loss of $0.0 million or $0.00 per share basic and diluted for the three months ended March 31, 2017.

•
Net loss was affected by, among other things, non-cash and certain items that may not be reflective of current and ongoing operations for a total of $170.2 million or $0.18 per share, compared to net loss of $0.17 per share. The more notable non-cash items are related to the Brio Gold operating and non-operating accounting impairments. (See Section 3: Review of Financial Results of this MD&A for additional details).

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (iii)
Revenue	$449.7	$403.5
Cost of sales excluding DDA	(259.2)	(238.0)
Gross margin excluding DDA	$190.5	$165.5
Depletion, depreciation and amortization	(104.1)	(106.0)
Impairment of mining properties	(103.0)	—
Mine operating (loss)/earnings	$(16.6)	$59.5
General and administrative	(26.2)	(25.3)
Exploration and evaluation	(3.8)	(4.0)
Other income/(expenses)	25.3	(18.6)
Impairment of non-operating mining properties	(71.0)	—
Net finance expense	$(39.6)	$(29.8)
Net loss before income taxes	$(131.9)	$(18.2)
Income tax (expense)/recovery, net	$(28.7)	$19.2
Net (loss)/earnings	$(160.6)	$1.0

Attributable to:
Yamana Gold Inc. equityholders	$(160.1)	$—
Non-controlling interests	(0.5)	1.0
	$(160.6)	$1.0
Per share data
Net (loss)/earnings - basic and diluted	$(0.17)	$—
Dividends declared per share	$0.005	$0.005
Dividends paid per share	$0.005	$0.005
Weighted average number of common shares outstanding (in thousands)
Basic	948,711	947,901
Diluted	948,711	947,901
Cash flows (i)
Cash flows from operating activities	$122.4	$51.3
Cash flows from operating activities before net change in working capital (ii)	$206.4	$117.2
Cash flows from/(used in) investing activities	$14.7	$(128.8)
Cash flows (used in)/from financing activities	$(142.5)	$85.2

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Consistent with previous years, cash flows and working capital in the first quarter are the lowest due to cyclical factors, such as the seasonal impact on production during the rainy season early in the year, incremental production ramp-up and settlement of year-end accruals and payables.

(iii)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

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•	Net free cash flow for the three months ended March 31, 2018, increased from the prior-year comparative period as follows:

(In millions of US Dollars)	For the three months ended March 31,
Net free cash flow (i) (ii)	2018	2017
Cash flows from operating activities before income taxes paid and net change in working capital	$290.4	$125.6
Income taxes paid	(16.1)	(8.4)
Payments made related to the Brazilian tax matters	(67.9)	—
Cash flows from operating activities before net change in working capital (ii)	$206.4	$117.2
Net change in working capital	(84.0)	(65.9)
Cash flows from operating activities	$122.4	$51.3
Less: Advance payments received on metal purchase agreement and unearned revenue	(127.8)	(4.4)
Add: Payments made related to the Brazilian tax matters	67.9	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(39.8)	(51.1)
Interest and other finance expenses paid	(14.2)	(18.9)
Net free cash flow	$8.5	$(23.1)

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

Balance Sheet and Liquidity

•	As at March 31, 2018, the Company had cash and cash equivalents of $129.3 million and available credit of $827.8 million, for total liquidity of approximately $1.0 billion.

As at, (In millions of US Dollars)	March 31, 2018	December 31, 2017
Total assets	$8,342.4	$8,763.3
Total long-term liabilities (iii)	$3,429.4	$3,535.3
Total equity	$4,117.5	$4,447.3
Working capital (i)	$110.9	$58.7
Cash and cash equivalents (iii)	$129.3	$148.9
Debt (current and long-term) (iii)	$1,674.6	$1,857.7
Net debt (ii) (iii)	$1,545.3	$1,708.8

(i)
Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale. Current assets and current liabilities at March 31, 2018 include Gualcamayo and Brio Gold, which have been classified as disposal groups held for sale.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iii)	Amounts attributable to Brio Gold are not included as at March 31, 2018, as they are presented as current assets and liabilities of an asset held for sale.

CAPITAL EXPENDITURES

For the three months ended March 31,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (iii)
Chapada (i)	$4.5	$11.3	$0.4	$3.7	$0.7	$0.7	$5.6	$15.7
El Peñón	7.7	9.8	—	—	3.2	4.8	$10.9	$14.6
Canadian Malartic (i)	14.0	10.1	5.2	1.9	2.1	2.2	$21.3	$14.2
Jacobina	3.0	5.5	2.7	4.4	1.0	0.7	$6.7	$10.6
Minera Florida	3.1	5.6	2.7	1.3	3.9	1.9	$9.7	$8.8
Cerro Moro	—	—	47.3	34.5	1.5	0.8	$48.8	$35.3
Other Mines (iv)	7.4	8.4	11.8	10.0	2.5	4.9	$21.7	$23.3
Other (ii)	0.1	0.4	5.1	5.0	1.9	1.5	$7.1	$6.9
	$39.8	$51.1	$75.2	$60.8	$16.8	$17.5	$131.8	$129.4

(i)
Capital expenditures for Chapada and Canadian Malartic do not include $9.4 and $8.6 million in long-term stockpile additions respectively, which are presented as Investing Activities in the Condensed Consolidated Interim Statement of Cash Flows.

(ii)	Included in Other is $4.1 million (2017 - $4.5 million) of capitalized interest for the period.

(iii)	Net of movement in accounts payable as applicable for projects under construction and including applicable borrowing costs.

(iv)
Other Mines is a reportable operating segment effective January 1, 2018, which includes Gualcamayo and Brio Gold. Comparatives have been aggregated to conform to the change in presentation adopted in the current period.

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2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Chapada and Jacobina mines in Brazil; the El Peñón and Minera Florida mines in Chile, the Canadian Malartic mine (50% interest) in Canada and the Cerro Moro mine in Argentina. The Company’s portfolio also includes the Gualcamayo mine in Argentina and a controlling interest in Brio Gold, with mining properties in Brazil, both of which are classified as assets held for sale.

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase production and cash flow. The Company is currently focusing on numerous internal value generating opportunities and the Company’s current key objectives include:

•	Delivering operational results and execution, and advancing near-term and ongoing optimizations at Yamana’s five remaining mines, soon to be six producing mines;

•	Maximization of cash return on invested capital, first on producing and then non-producing assets:

◦
Within the producing portfolio, attention remains on the growth of mineral reserves and resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns.

◦
For non-producing assets, the focus is on improving net asset values through exploration, drilling and technical / financial reviews. Over time, the company will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;

•	Advancing Cerro Moro with the production ramp-up to commence in the second quarter of 2018;

•
Continuing balance sheet and financial performance improvements. The Company continues to target a leverage ratio of 1.5 or better. Opportunities to reduce leverage below this target will be considered. As a point of reference, over the first ten years of the Company's existence through 2014, the historical average of the Company was a leverage ratio of approximately 0.8;

•
Improving the efficiency of all operations with a focus on optimizing free cash flow from mine plans that can deliver consistent and predictable results and, in the case of Canadian Malartic, Jacobina, and Minera Florida, a focus on production growth opportunities;

•	Increasing overall mineral reserves and mineral resources;

•	Advancing the Company’s organic pipeline through exploration targeted on the most prospective properties, including:

◦	Chapada, Minera Florida, Canadian Malartic (Odyssey) and Cerro Moro as a result of new discoveries at each site,

◦
Minera Florida, El Peñón, Chapada, and Jacobina with the objective to increase mine life while improving grade and to deliver potential for production increases through further delineation and infill drilling;

•	Maximizing value from the long-life Chapada mine and vast exploration opportunities by pursuing expansion initiatives; and

•
Pursuing the above with health and safety as are core to our values, evidenced by our continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

The Company continued to make progress against all of these objectives through the end of the first quarter of 2018.

Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. The Company foresees that after the completion of Cerro Moro and the Canadian Malartic Extension project, there will be a significant reduction in expansionary capital. This, when considered with the production growth at Cerro Moro and growth within the existing portfolio, positions the Company well to deliver on near-term step changes in cash flow and net free cash flow. The net effect also positions the Company well to execute on its corporate objective to both reduce net debt and increase cash balances. This cash harvesting phase is expected to commence in 2018 and continue for at least the next several years.

The Company is focused on improving cash flows and returns on invested capital. In that context, the Company’s development opportunities are to be managed within the framework of the balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be sequential so as not to interfere with the Company’s balance sheet objectives and also the period of cash flow harvesting. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing.

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Recent and current initiatives, which have or will further advance this commitment, include the following:

•
Planned cash flow increases which are expected as the Company continues to deliver operational improvements and advance its development stage projects, most notably Cerro Moro which remains on budget and on schedule for start-up the second quarter of 2018.

•
The recent sale of the jointly owned exploration properties of the Canadian Malartic Corporation and copper advanced sale program provides further financial flexibility over the medium term and have allowed for the repaying of outstanding indebtedness.  Yamana is committed to advancing its project pipeline with the sequencing established to manage balance sheet strength while also ensuring the pipeline is well positioned in those countries and jurisdictions where the Company has the most familiarity.

•	The Company is advancing on several monetization initiatives as part of ongoing strategic and technical reviews of its asset portfolio.

◦	The Company previously announced the strategic review and alternatives for development of Agua Rica, which is a feasibility stage copper-gold asset wholly owned by Yamana.

◦
In the case of other assets, the Company considers the contribution to cash flows from those assets and whether or not the possible monetization of or other strategic alternatives for those assets may deliver more value than the immediate cash flows that they generate.  In line with the review, the Company initiated a plan of sale for its Gualcamayo mine in Argentina late in 2017. In the meantime, mining operations continue efforts to right-size production at Gualcamayo. Further options under consideration include various harvesting options that would maximize cash flows and consider the significant exploration long-term potential at Gualcamayo.

◦
The Company supported the offer presented with respect to Brio Gold and agreed to support the combination of Brio Gold and Leagold, which achieves various corporate objectives. In particular, the Company retains exposure to a combined entity that will create an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases.

3.    REVIEW OF FINANCIAL RESULTS

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2018

Net Earnings/(Loss)

•
Net loss attributable to Yamana Gold Inc. equityholders, for the three months ended March 31, 2018 was $160.1 million or $0.17 per share basic and diluted, compared to a net loss of $0.0 million or $0.00 per share for the three months ended March 31, 2017. Net loss resulted mainly from a non-cash accounting fair value adjustment totalling $168.2 million ($174.0 million before tax) recorded during the period in respect of Brio Gold (Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements). In summary, net earnings/(loss) and net earnings/(loss) per share were affected by, among other things, the following non-cash and certain items that may not be reflective of current and ongoing operations totalling $170.2 million or $0.18 per share, compared to net loss of $0.17 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2018	2017
Non-cash unrealized foreign exchange losses	$3.3	$2.2
Share-based payments/mark-to-market of deferred share units	0.8	3.2
Mark-to-market on derivative contracts (iii)	(10.1)	0.4
Mark-to-market on investment and other assets	1.0	3.7
Revision in estimates and liabilities including contingencies	5.2	1.5
Gain on sale of assets	(39.3)	—
Impairment of mining and non-operational mineral properties relating to Brio Gold	174.0	—
Financing costs paid on early note redemption	14.7	—
Reorganization costs	4.0	—
Other provisions, write-downs and adjustments (i)	6.5	3.9
Non-cash tax on unrealized foreign exchange losses/(gains)	4.8	(27.2)
Income tax effect of adjustments	5.3	3.2
Total adjustments - increase to earnings(ii)	$170.2	$(9.1)
Total adjustments - increase to earnings per share	$0.18	$—

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

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(ii)	For the three months ended March 31, 2018, net earnings attributable to Yamana Gold Inc. equityholders, were impacted by a decrease of $170.2 million (March 31, 2017 - $9.1 million).

(iii)
On January 1, 2018 the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero-cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

Revenue

•	Revenue for the three months ended March 31, 2018 was $449.7 million, compared to $403.5 million in the same period in 2017.

For the three months ended March 31,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	270,931	oz	$1,310	$354.9	$324.0
Silver	1,060,761	oz	$16.50	17.5	20.2
Copper (i)	30,252,869	lbs	$2.56	77.3	59.3
Revenue (iii)				$449.7	$403.5

For the three months ended March 31,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	270,931	oz	$1,328	$359.8	$326.7

Silver	973,257	oz	$16.84	16.4	19.2
Silver subject to metal sales agreement (ii)	87,504	oz	$17.88	1.6	1.0
	1,060,761	oz	$16.93

Copper (i)	28,335,873	lbs	$3.19	90.4	60.0
Copper subject to metal sales agreement (ii)	1,916,996	lbs	$2.31	4.4	4.7
	30,252,869	lbs	$3.13
Gross revenue				$472.6	$411.6
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(9.3)	(7.8)
- Sales taxes				(5.6)	(4.1)
- Metal price adjustments related to concentrate revenue				(8.1)	3.8
Revenue (iii)				$449.7	$403.5

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreements.

(iii)
As discussed in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the three months ended March 31, 2018 was $1.6 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

•
Revenue in the three months ended March 31, 2018 increased by $46.2 million over the comparative period, of which, $44.1 million was attributable to changes in metal prices, $15.0 million attributable to changes in the volume of metals sold, partially offset by increases in deductions to revenue in the period, as set out in the above table. Metal price adjustments of $8.1 million during the period are more than offset by finance income from derivatives presented separately in net finance expense.

•
Changes attributable to metal prices were driven by increases of 8% and 22% in both gold and copper prices, respectively, over the comparative period. The increase attributable to changes in the quantity of metals sold predominantly relates to copper sales increasing by 20% or 5 million pounds from the comparative period.

Cost of Sales

•
Cost of sales excluding DDA for the three months ended March 31, 2018 was $259.2 million, compared to $238.0 million for the same period in 2017. Cost of sales excluding DDA for the quarter was higher than that of the same period in 2017, primarily as a result of higher sales quantities in the quarter and the appreciation of local currencies. Despite these increases, per unit costs for Yamana Mines remained relatively unchanged.

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•
Total DDA expense for the three months ended March 31, 2018 was $104.1 million, comparable to the $106.0 million for the same period in 2017. DDA expense excluding Brio Gold and Gualcamayo for the three months ended March 31, 2018 was $82.1 million, compared to $76.3 million the same period in 2017.

Mine Operating Earnings/loss

•
Mine operating loss for the three months ended March 31, 2018 was $16.6 million following the non-cash fair value adjustment on the operating portion of the Company's investment in Brio Gold, compared to earnings of $59.5 million for the same period in 2017.

Expenses and Other Income

•
General and administrative expenses of $26.2 million for the three months ended March 31, 2018 were comparable to expenses of $25.3 million for the same period in 2017. Excluding Brio Gold, Gualcamayo and share-based expenses, general and administrative expenses were $20.3 million, compared to $18.3 million in the same period of 2017.

•	Exploration and evaluation expenses were $3.8 million for the three months ended March 31, 2018, comparable to the $4.0 million for the same period in 2017.

•
The Company recorded other income of $25.3 million for the three months ended March 31, 2018, compared to other expenses of $18.6 million for the same period of 2017. The change is mainly due to the gain on sale of certain Canadian exploration properties recorded in the current period. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for further discussion.

•
Net finance expense was $39.6 million for the three months ended March 31, 2018, compared to $29.8 million for the same period in 2017. The movement in net finance expense is mainly due to the impact the one-time financing cost on the early debt redemption.

•
Impairment of non-operating mining properties of $71.0 million for the three months ended March 31, 2018 relates to the non-cash carrying value reduction on the non-operating portion of the Company's investment in Brio Gold, with no comparative in the same period of 2017.

Income Tax Recovery/Loss

•
The Company recorded an income tax expense of $28.7 million for the three months ended March 31, 2018 (March 31, 2017 - $19.2 million recovery). The income tax provision reflects a current income tax expense of $26.5 million and a deferred income tax expense of $2.2 million, compared to a current income tax expense of $10.4 million and a deferred income tax recovery of $29.6 million for the three months ended March 31, 2017.

•
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was negative 21.8% on the loss before tax for the three months ended March 31, 2018, compared to an effective tax rate of 76.5% for the same period of the prior year.

•	The increase in income tax expense for the quarter is mainly due to the following:

◦
No recognition of deferred tax assets and losses relating to assets held for sale and non-operating entities for $78.7 million, compared to $10.7 million for the comparative period. This was mainly related to a deferred tax asset generated on the impairment of Brio Gold that was not recognized;

◦
A foreign exchange expense of $4.8 million relating to the weakening of the Brazilian Real and Argentinean Peso against the US Dollar compared to a recovery of $27.2 million recorded in the comparative period; and

◦	A tax expense of $14.5 million relating to the sale of Canadian exploration properties.

•
See Note 8: Income Taxes to the Company's Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2017.

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QUARTERLY FINANCIAL SUMMARY

For the three months ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, unless otherwise noted)	2018	2017	2017	2017	2017	2016	2016	2016
Revenue (i) (ii)	$449.7	$478.8	$493.4	$428.1	$403.5	$484.4	$464.3	$438.0
Attributable to Yamana equity holders:
Net (loss)/earnings from continuing operations (iii)	$(160.1)	$(188.6)	$45.7	$(39.9)	$—	$(355.0)	$(2.1)	$30.3
Per share - basic and diluted	$(0.17)	$(0.20)	$0.05	$(0.04)	$—	$(0.37)	$—	$0.03
Net (loss)/earnings (iii)	$(160.1)	$(188.6)	$45.7	$(39.9)	$—	$(367.6)	$(11.8)	$34.8
Per share - basic and diluted	$(0.17)	$(0.20)	$0.05	$(0.04)	$—	$(0.39)	$(0.01)	$0.04

(i)	Revenue consists of sales net of sales taxes.

(ii)
On January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. In accordance with the transition requirements in IFRS 15, prior period numbers are not restated. The impact to the Company's revenue of applying IFRS 15 in the three months ended March 31, 2018, was an increase of $1.6 million. Accordingly, had the Company not applied IFRS 15, revenue for the three months ended March 31, 2018 would have been $448.1 million.

(iii)
On January 1, 2018, the Company adopted IFRS 9 Financial Instruments. In accordance with the transition requirements in IFRS 9, the Company has restated the 2017 comparative periods for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero-cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the 2017 comparative periods have been restated for this change; however, the 2016 quarterly results have not been restated.

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4.    OPERATING SEGMENTS PERFORMANCE

YAMANA MINES

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine, located northwest of Brasília in the Goías state, Brazil.

	For the three months ended March 31,
Operating and Financial Information	2018	2017
Operating (iv)
Ore mined (tonnes)	6,528,117	5,175,517
Waste mined (tonnes)	6,810,917	7,132,992
Ore processed (tonnes)	5,688,738	5,614,753
Gold
Production (ounces) (iii)	22,753	19,089
Sales (ounces) (iii)	23,643	21,406
Feed grade (g/t)	0.22	0.21
Concentrate grade (g/t)	12.37	11.51
Recovery rate (%)	57.3	49.2
Total cost of sales per ounce sold (ii)	$488	$462
Co-product cash costs per ounce produced (i)	$416	$514
All-in sustaining co-product costs per ounce produced (i)	$462	$634
DDA per ounce sold	$99	$61
Copper
Production (millions of pounds)	30.4	26.5
Sales (millions of pounds)	30.3	25.2
Feed grade (%)	0.31	0.29
Concentrate grade (%)	24.11	23.32
Recovery rate (%)	77.4	73.0
Total cost of sales per pound of copper sold (ii)	$1.71	$1.79
Co-product cash costs per pound of copper produced (i)	$1.51	$1.78
All-in sustaining co-product costs per pound of copper produced (i)	$1.65	$2.13
DDA per pound sold	$0.31	$0.21
Concentrate
Production (tonnes)	57,191	51,589
Sales (tonnes)	59,519	50,626
Treatment and refining charges (millions of $)	$(9.3)	$(7.8)
Metal price adjustments related to concentrate revenue (millions of $)	$(8.1)	$3.8

Financial (millions of US Dollars)
Revenue	$105.9	$85.2
Cost of sales excluding DDA	(51.6)	(48.7)
Gross margin excluding DDA	$54.3	$36.5
DDA	(11.7)	(6.7)
Mine operating earnings	$42.6	$29.8
Capital expenditures
Sustaining and other	4.5	11.3
Expansionary	0.4	3.7
Exploration	0.7	0.7

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

(iii)	Contained in concentrated/Payable contained in concentrate.

(iv)	Beginning January 1, 2018, silver production and related KPIs for Chapada no longer meet the minimum significance threshold in accordance with the Company's policy.

Chapada exceeded expectations for both gold and copper in the first quarter of 2018, and production of gold and copper increased by 19% and 15%, respectively, leading to higher revenues and operating earnings over the prior year.

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For gold and copper, the production increases over the same period in 2017 were attributable to significantly higher process recoveries. Modifications to the flotation circuit, notably in the fourth quarter of 2017, have delivered a marked improvement in process recoveries for both gold and copper. Importantly, these improvements are being experienced across the different ore types and with higher pyrite content. Other optimizations have been initiated to further improve recoveries.

In line with seasonal trends and the Company's guidance, gold and copper production at Chapada are expected to be back-end year loaded as heavier rains in the earlier part of the year adversely affected drilling and blasting rates and, in turn mining rates.

All per unit costs for gold and copper benefited from higher metal production, compared to the first quarter of 2017.  For costs of sales per ounce and pound, the benefit of higher production was offset by higher DDA. Additionally, co-product AISC decreased, in part due to lower cash costs and lower planned sustaining capital expenditures during the quarter.

At Chapada, the Company continues to advance various value creation opportunities. First, improvements and optimizations at the main Chapada operation are being advanced. These are set out in three phases. Phase 1 targets plant optimization for further copper and gold recovery increases. Pilot plant work has been demonstrating potential further increases in copper and gold recovery of up to 2%; Phase 2 contemplates plant expansion to achieve a throughput capacity of up to 32 million tonnes per annum. Phase 3 contemplates a pit wall pushback to access sucupira ore, which is expected to provide additional tonnes at higher grades. Second, by evaluating the broader Suruca Complex opportunities (oxides/sulphides). Lastly, the goals of the 2018 exploration program at Chapada are to focus on identifying near mine inferred mineral resources, both oxide and sulphide, targeting higher grade gold to improve current gold feed grade going forward, and follow up on regional targets to outline future opportunities for growth. Work completed in the first quarter was focused on Suruca, Santa Cruz and Hidrotermalito. At Suruca, drilling continues to expand the gold sulphide mineral resource and other higher grade areas. At Santa Cruz, work was completed on expanding the known extent of the mineralization. At Hidrotermalito, drilling is defining oxide mineral resources and testing the potential of a Copper-Gold sulphide system below the current oxide mineralization.

Refer to Section 5: Construction, Development and Exploration of this MD&A for additional details.

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EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended March 31,
Operating and Financial Information	2018	2017
Operating
Ore mined (tonnes)	213,403	223,204
Ore processed (tonnes)	257,844	228,923
Gold
Production (ounces)	40,391	33,637
Sales (ounces)	41,349	34,564
Feed grade (g/t)	5.07	4.80
Recovery rate (%)	94.8	95.1
Total cost of sales per ounce sold	$1,270	$1,097
Co-product cash costs per ounce produced (i)	$837	$763
All-in sustaining co-product costs per ounce produced (i)	$984	$977
DDA per ounce sold	$394	$327
Silver
Production (ounces)	899,261	960,820
Sales (ounces)	973,257	998,460
Feed grade (g/t)	123.62	152.61
Recovery rate (%)	85.5	85.0
Total cost of sales per silver ounce sold	$15.11	$15.03
Co-product cash costs per silver ounce produced (i)	$10.88	$10.58
All-in sustaining co-product costs per silver ounce produced (i)	$12.81	$13.55
DDA per ounce sold	$4.60	$4.47

Financial (millions of US Dollars)
Revenue	$71.2	$60.0
Cost of sales excluding DDA	(46.5)	(37.2)
Gross margin excluding DDA	$24.7	$22.8
DDA	(20.8)	(15.8)
Mine operating earnings	$3.9	$7.0
Capital expenditures
Sustaining and other	7.7	9.8
Expansionary	—	—
Exploration	3.2	4.8

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

El Peñón exceeded production expectations for gold during the first quarter of 2018. Processing rates and gold grades were consistent with the averages of the three preceding quarters. Production in the comparative period of 2017 had been negatively impacted by downtime associated with a labour strike. With respect to silver and compared to previous quarters, the mine sequencing is in relatively higher gold stopes, leading to lower feed grades. Silver production is expected to align to the mine plan in the following quarters.

Gold costs during the quarter were impacted by an 8% appreciation of the Chilean Peso relative to the US Dollar, which represented approximately $58 per ounce. These items also affected operating earnings. Despite the higher co-product cash costs over the comparative period of 2017, AISC were only modestly higher due to the lower expected development activities in the quarter.

The goals of the 2018 exploration program at El Peñón are to continue to expand measured, indicated & inferred mineral resources, test extensions of main veins, and continue to drill secondary structures near the mine infrastructure. Work completed in the first quarter was focused primarily on upgrading resources at Cerro Martillo Central Sur, Aleste Sur-Sur, Providencia and Dorada FW West with infill drilling.

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. It began production in 2011 and was jointly acquired by the Company (50%) and its partner, Agnico Eagle Mines Limited (50%) in 2014.

	For the three months ended March 31,
Operating and Financial Information	2018	2017
Operating
Ore mined (tonnes)	3,301,457	2,701,939
Waste mined (tonnes)	5,514,300	5,261,597
Ore processed (tonnes)	2,509,908	2,432,579
Gold
Production (ounces)	83,403	71,382
Sales (ounces)	81,117	66,543
Feed grade (g/t)	1.17	1.03
Recovery rate (%)	88.1	88.7
Total cost of sales per ounce sold	$970	$1,027
Co-product cash costs per ounce produced (i)(ii)	$567	$556
All-in sustaining co-product costs per ounce produced (i)	$748	$716
DDA per ounce sold	$381	$479

Financial (millions of US Dollars)
Revenue	$109.4	$82.4
Cost of sales excluding DDA	(47.8)	(36.5)
Gross margin excluding DDA	$61.6	$45.9
DDA	(30.9)	(31.9)
Mine operating earnings	$30.7	$14.0
Capital expenditures
Sustaining and other	14.0	10.1
Expansionary	5.2	1.9
Exploration	2.1	2.2

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Net of the CAD currency hedge impact for the period.

Canadian Malartic had a strong start to the year. The mine delivered record quarterly production and exceeded expectations for the first quarter in 2018 at 17% higher production, compared to the same quarter in 2017. Higher mill feed grades at 1.17 g/t, also a quarterly record for Canadian Malartic, drove the increase to production and operating earnings. All per unit costs were in line with budget and expectations higher than the comparative period due to higher contractor and fuel costs.

The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary capital expenditures for the mine extension in 2018 are forecast to be approximately $37.0 million (on a 50% basis).

The goals of the 2018 exploration program at Canadian Malartic are to continue to drill Odyssey and East Malartic targets to expand mineral resources and transfer from inferred to measured and indicated category, and to continue to look for potential to expand in pit mineral reserves.
Drilling in the first quarter was primarily focused on infill drilling at Odyssey's South Zone and work to better understand the structural controls of the mineralization. Recent drilling at Odyssey has confirmed the mineral resources tonnage and grade in the central portion of the zone, and has extended the zone along strike and closer to surface. Definition and expansion drilling will continue in the coming quarters to increase confidence in the grade and zone geometry.  Exploration at the East Malartic targets is ongoing following the significant intercepts from the 2017 program.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in the Bahia state, Brazil.

	For the three months ended March 31,
Operating and Financial Information	2018	2017
Operating
Ore mined (tonnes)	527,897	477,909
Ore processed (tonnes)	502,589	477,953
Gold
Production (ounces)	34,525	32,126
Sales (ounces)	33,500	33,256
Feed grade (g/t)	2.21	2.17
Recovery rate (%)	96.7	96.4
Total cost of sales per ounce sold	$977	$1,021
Co-product cash costs per ounce produced (i)	$705	$693
All-in sustaining co-product costs per ounce produced (i)	$798	$871
DDA per ounce sold	$261	$328

Financial (millions of US Dollars)
Revenue	$43.8	$40.4
Cost of sales excluding DDA	(24.0)	(23.0)
Gross margin excluding DDA	$19.8	$17.4
DDA	(8.7)	(10.9)
Mine operating earnings	$11.1	$6.5
Capital expenditures
Sustaining and other	$3.0	$5.5
Expansionary	2.7	4.4
Exploration	1.0	0.7

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Jacobina delivered record first-quarter production and exceeded production expectations in the first quarter of 2018 as strong production momentum throughout last year carried into 2018.

Production was 7% higher compared to the same quarter in 2017 mainly from a higher processing rate. Development efforts continue to be well advanced with approximately 8 to 10 months of inventory developed underground and a surface stockpile of approximately 60,000 tonnes.

Costs at Jacobina for the first quarter of 2018 were below plan and guidance, contributing to higher operating earnings. Compared to the same quarter of 2017, the improved operating efficiency, higher production, and cost containment initiatives where offset by higher secondary development costs associated with the stockpile and stope development, allowing future processing flexibility.

Plant optimization initiatives continue at Jacobina. In the second quarter, the Company expects to complete Phase 2 of these efforts with completion of an advanced control system. Phase 3 studies are underway for a plant optimization, which would provide the processing capacity of 6,500 tpd, resulting in the planned production objective of 150,000 ounces per year.

The goals of the 2018 exploration program at Jacobina are to improve quality of mineral resources near mine by identifying opportunities for higher grade ore near infrastructure, and explore the broader land package. The focus of work in the first quarter was primarily testing potential targets at Serra de Córrego and Canavieiras that are believed to potentially host higher grade mineralization and infill drilling at João Belo, Morro do Vento and Canavieiras Central. As well, regional surface exploration has identified favourable targets in the northern portion of the claim block for follow up work in the future.

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MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended March 31,
Operating and Financial Information	2018	2017
Operating (ii)
Ore mined (tonnes)	181,097	180,189
Ore processed (tonnes)	203,043	391,101
Gold
Production (ounces)	18,483	21,685
Sales (ounces)	18,893	23,716
Feed grade (g/t)	3.12	2.08
Recovery rate (%)	90.9	82.9
Total cost of sales per ounce sold	$1,507	$1,342
Co-product cash costs per ounce produced (i)	$981	$903
All-in sustaining co-product costs per ounce produced (i)	$1,147	$1,185
DDA per ounce sold (ii)	$531	$447

Financial (millions of US Dollars)
Revenue	$25.1	$30.2
Cost of sales excluding DDA	(18.4)	(22.1)
Gross margin excluding DDA	$6.7	$8.1
DDA	(10.0)	(11.0)
Mine operating loss	$(3.3)	$(2.9)
Capital expenditures
Sustaining and other	3.1	5.6
Expansionary	2.7	1.3
Exploration	3.9	1.9

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	DDA per ounce is higher as DDA was allocated over a smaller number of ounces compared to the same period in 2017. DDA is comparable to the first quarter in 2017.

(iii)	Beginning January 1, 2018, silver production and related KPIs for Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

Operations at Minera Florida continue to transition from the core mine to the newer high-grade zones, which are expected to provide the foundation for the Company’s longer term strategic production objective of 130,000 oz per year. In the near term, including for 2018, this transition is expected to impact production as efforts are redirected to exploration and mine development activities. This is already reflected in the production guidance for Minera Florida and the first quarter production results reflect this transition. The Company reiterates its 2018 guidance for Minera Florida with production scheduled to be back-end year loaded. Production in the first quarter of 2017 benefited from higher processing rates associated with the processing of tailings.

The first half of 2018 is expected to be heavily focused on the preparation and development of those new areas resulting in higher expected production the second half of the year. As such, production for the quarter was lower than the comparative period of 2017, which resulted in lower revenues.

Compared to the first quarter of 2017, all per unit costs for gold were impacted by the lower production as fixed costs and DDA were allocated over a smaller number of ounces and reflected the impact of the appreciation of the Chilean Peso.

The goals of the 2018 exploration program for Minera Florida are to expand measured, indicated and inferred mineral resources by following up recent success at Las Pataguas, PV Sur, Tribuna Este, Los Patos & Volga, and complete regional program to identify new veins near mine. Infill drilling in the first quarter continued to intercept mineralization at PV Sur, Pataguas and Fantasma while near mine exploration drilling has intercepted mineralization on Don Mario (PV Sur area) and Don Leopoldo (Patagua area). Regional work is ongoing to identify new vein targets for drilling in 2018.

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CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high grade underground and open pit gold-silver mine, located in Santa Cruz, Argentina.

	For the three months ended March 31,
(Millions of US Dollars)	2018	2017
Capital expenditures
Sustaining and other	$—	$—
Expansionary	47.3	34.5
Exploration	$1.5	$0.8

Cerro Moro has been commissioned, and first ore was fed to the ball mill on April 25, 2018. The start up is progressing well with milling rates and feed grades expected to ramp up through the second quarter and with first doré expected in May.

During the first quarter of 2018:

•	The project successfully transitioned from Construction to Commissioning in the first quarter.

•	Cold commissioning of the ball mill was completed in March 2018, and water tests were conducted through all sections of the plant during March and into April.

•	Recruitment, onboarding and training of the operational staff commenced in 2017 and is aligned to the scheduled ramp-up of operations in the second quarter of 2018.

•	Underground and open-pit mining operations continue to track according to plan with the open pit activities in the Escondida Central pit being directed to the stockpiles.

•
Construction expenditures for 2018 totalled $47.3 million year to date. The Company expects the balance of the total planned construction expenditures for 2018 of approximately $61 million to be spent in the first half of 2018. The project remains on budget.

The goals of the 2018 exploration program for Cerro Moro are to continue to expand measured & indicated mineral resources, add inferred mineral resources within the core mine, and develop new targets for 2019 with a surface exploration program. Focus on the first quarter was on discovering new inferred mineral resources, with drilling completed on the Veronica vein and of scout drilling on six other near mine targets. Regional work is ongoing to generate future targets for follow up drilling.

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OTHER MINES

GUALCAMAYO, ARGENTINA

Gualcamayo is an open pit, underground mine using heap leach processing in the province of San Juan, Argentina. As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as an asset held for sale.

	For the three months ended March 31,
	2018 (ii)	2017
Ore mined (tonnes)	1,035,855	1,718,595
Waste mined (tonnes)	1,518,733	3,359,433
Ore processed (tonnes)	1,059,400	1,619,544
Gold
Production (ounces)	23,846	37,728
Sales (ounces)	25,867	38,196
Feed grade (g/t)	1.39	1.14
Recovery rate (%)	47.0	57.4
Total cost of sales per gold ounce sold	$1,393	$1,152
Co-product cash costs per gold ounce produced (i)	$923	$810
All-in sustaining co-product costs per gold ounce produced (i)	$1,019	$841

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(ii)	Only $8.7 million of DDA on processed inventory sold during the quarter was recorded. DDA in respect of the period is nil as Gualcamayo is an asset held for sale.

Gold production at Gualcamayo was above expectations. First quarter production reflects the higher grade and lower processing rates, in line with the right-sizing plans at Gualcamayo to deliver a more sustainable production base, better cost structure and to generate a more significant contribution to free cash flows. Production was impacted by a 6-day suspension of operations in order to allow a thorough investigation to be conducted and to deal with employee morale.  The investigation included a review of the incident to ensure that employees in similar conditions understand the risk and that the safety controls both exist and are functioning. The cost containment initiatives and the final reduction in headcount were offset by the lower production, which resulted in higher per unit costs for the quarter compared to the first quarter in 2017.

With the depletion of mineable inventory in the near-term, near mine and district exploration prospects require time to explore and potentially develop. In light of this, the Company concluded that the best option was to right-size the operation in an effort to maximize mine cash flows through the remainder of the oxide mineral reserve life. In late 2017, the Company also initiated a plan of sale, which in conjunction with an expression of interest in Gualcamayo satisfied the conditions for the asset held for sale classification. While this course continues to be pursued, on a parallel basis the Company is executing on the right-sizing strategy. This may include an eventual depletion of the oxide resource with a move towards a care and maintenance plan for the asset and further evaluations on a number of prospective oxide targets that are proximal to the mine as well as additional studies on the Deep Carbonate project. If, during the course of 2018, the Company does not receive a sale price that adequately reflects the strategic value of the asset, then the Company would move ahead with the latter options.

The goals of the 2018 exploration program for Gualcamayo are to convert inferred mineral oxide resources to measured and indicated mineral resources and discover new inferred mineral oxide resources proximal to the mine. The majority of the first quarter was spent testing targets with potential to expand current known inferred mineral resources at Target D, Pirrotina and the Sierra Alaya area.

BRIO GOLD, BRAZIL

Brio Gold operates independently with several gold producing, development and exploration stage properties in Brazil. The Company owned 63.0 million common shares of Brio Gold as March 31, 2018, representing in the aggregate approximately 53.6% of the issued and outstanding Brio Gold common shares or approximately 52.8% on a fully diluted basis (refer to Note 4: Divestitures, to the Company's Condensed Consolidated Interim Financial Statements). As discussed below, Brio Gold is a disposal group held for sale.

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	For the three months ended March 31,
	2018	2017
Total gold production from Brio Gold mines (ounces)	46,058	50,539
Attributable to Yamana (ounces) (i)	24,687	41,886
Attributable to non-controlling interest (ounces)	21,371	8,653
Total gold sales (ounces)	46,563	50,235
Brio mines total cost of sales per gold ounce sold	$1,177	$1,085
Brio mines co-product cash costs per gold ounce produced (ii)	$991	$842
Brio mines all-in sustaining co-product costs per gold ounce produced (ii)(iii)	$1,224	$1,057

(i)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the period, which for 2018 was a weighted average of 53.6% (March 31, 2017 - 83.1%).

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Subtotals in Financial Statements of this MD&A.

(iii)	Excludes Brio Gold head-office G&A.

In January 2018, Leagold Mining Corporation provided an indication to make an offer to acquire all of the issued and outstanding shares of Brio Gold on or before February 28, 2018. The Company entered into a support agreement endorsing a transaction with Leagold.

On February 16, 2018, Leagold further announced that it had reached an agreement with Brio Gold under which, the previously announced proposed take-over bid by Leagold will now be completed on a Brio Board-supported basis by way of a statutory plan of arrangement. Under the terms of the transaction, Leagold will acquire all of the outstanding shares of Brio Gold in exchange for i) 0.922 of a Leagold share and ii) 0.4 of a Leagold share purchase warrant (“Leagold Warrant”) for each Brio share outstanding, representing an implied price of C$2.90 per Brio Share. Each Leagold Warrant will entitle the holder thereof to purchase one Leagold share at a price of C$3.70 for a period of two years following completion of the transaction.

On April 12, 2018, Brio Gold's shareholders approved the take-over bid by Leagold.  Upon completion of the transaction, and following the recently announced planned equity issue by Leagold, Yamana will own approximately 20.5% of Leagold.  The transaction is expected to be completed in the second quarter of 2018.

5.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the first quarter of 2018, in respect to certain of the Company's development projects.

CHAPADA, BRAZIL

The Company continues to advance its exploration program with the objective of identifying higher-grade copper and gold opportunities that are proximal to the Chapada mine, completing infill drilling of the Sucupira and Baru deposits and advancing district scale targets. Mineralization has been identified along a 15-kilometre trend with numerous prospective areas under consideration for further drilling. An exploration update relating to this will be included with results for the second quarter of 2018. Infill drilling in the Baru area is expected to reduce stripping ratios for the Sucupira deposit and drilling on oxide mineralization, such as Hidrotermalito, brings to bear the potential for heap leaching opportunities. Additionally, there are significant near mine sulphide targets that the Company is pursuing to supplement the existing mine plan. Notwithstanding the focus on the exploration potential to discover higher-grade copper and gold areas, the Company has also advanced numerous projects that are expected to further enhance returns from the Chapada mine.

To this end, the Company has completed studies and evaluations on several of the development opportunities at Chapada. These opportunities range in scope from plant optimization initiatives to enhance copper and gold recoveries, to plant expansions to bring forward cash flows, and pit wall pushbacks to expose higher-grade zones. The completed study work included third party review of capital estimates and the inclusion of a significant contingency. The study results justify progressing the opportunities to the next stage(s) of evaluation and development.

Given the nature of the opportunities, the projects can be considered on their own or as part of a phased development plan. This flexibility in approach allows the Company to balance the maximization of value at Chapada, with the allocation of capital across the broader Company portfolio. Primary, however, is that the Company’s development opportunities are to be managed within the framework of the balance sheet objectives.

The Company is outlining the opportunities, such as how it envisages their phasing, the expected production benefit, estimates for capital expenditures, and approximate timing based on the current level of engineering and logistical factors such as permitting. The Phase 1- Plant

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Optimization Work, as described below, has been approved with associated capital expenditures estimated at $9 million. Engineering is being advanced for Phases 2 and 3, an expansion of the Chapada mill and pushback of the Chapada pit wall to expose higher grade Sucupira ores, respectively. While review of these projects is progressing through the evaluation process, importantly, the Company does not anticipate the allocation of expansionary capital for these projects before 2021.

Based on the work completed to date, the Company estimates the phased plan will provide the foundation to sustain annual production in the range of 100,000 to 110,000 ounces of gold (not including contributions to gold production from identified higher grade areas of Suruca, which is a gold-only ore body) and 150 to 160 million pounds of copper until at least 2034, and represents an opportunity to deliver significant cash flow increases and cash flow returns on invested capital. This represents an increase to the production outlook, as recently disclosed in the Chapada NI 43-101 Technical Report dated March 21, 2018. Further project details are expected to be available in early 2019 with the completion of the Feasibility Study. A development decision for Phase 2 is expected to follow in 2020.

Illustrative Timeline:

Opportunity Phase
Year 2017
Year 2018
Year 2019
Year 2020
Year 2021
Year 2022
Year 2023
Year 2024
Year 2025
Year 2026
Phase 1 - Plant Optimization - Recovery Improvements
Pilot plant flotation tests
Timeline for expansionary capital
Commissioning
Phase 2 - Plant Expansion
Conceptual studies / simulation work
Feasibility study
Development decision
Timeline for expansionary capital
Commissioning
Phase 3 - Pit Wall Pushback - Sucupira Access
Feasibility study
Development decision
Timeline for expansionary capital
First ore from Sucupira

Phase 1 - Plant Optimization Work Targeting Further Copper and Gold Recovery Improvements

During prior plant optimization projects in 2016 and 2017, which together have delivered an approximate 4% increase to both gold and copper recoveries, the Company determined that further optimizations would allow for additional gold and copper recovery improvements.

In late 2017 and through the first quarter of 2018, pilot plant flotation tests were conducted at Chapada that indicated scope for an additional 1.5% to 2.0% increase in gold and copper recoveries with the increase achievable through modifications to the cleaner tailings stream and the addition of new cells in the rougher/scavenger circuit. The Company plans to start the implementation of the Phase 1 - Plant Optimization Work in 2018 with completion expected by the second quarter of 2019. Expansionary capital is estimated at $9 million.

Phase 2 - Plant Expansion

Studies have been completed on expanding the Chapada processing plant capacity up to 32 million tonnes per annum (“Mtpa”) from the current capacity of 23 Mtpa. These studies concluded that higher throughput can be achieved with the current flotation feed size of approximately 280 microns via the installation of the following new equipment: an additional ball mill, high pressure grinding rolls (HPGR), a pebble crushing circuit, an additional Vertimill and additional cells in the flotation circuit.

The expansion of the mineral resource inventory in 2017, the realized and further expected improvements to gold and copper recoveries via Phase 1, and the inclusion of the existing and growing low-grade ore stockpiles for which recovery improvements also apply were factored into the analysis for the plant expansion. At year-end 2017, the low-grade stockpiles totalled 88 million tonnes with grades estimated at 0.23% copper and 0.17 g/t gold.

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A feasibility study has been initiated for the Phase 2 plant expansion and is expected to be completed in early 2019. Expansionary capital for the plant expansion is currently estimated at approximately $140 million (which includes a significant contingency), with no significant expenditures expected before 2021 as suggested on the illustrative timeline.

Phase 3 - Pit Wall Pushback to Access Sucupira

Current production at Chapada is sourced entirely from the main Chapada area, which includes the Corpo Principal, Cava Norte, and Corpo Sul pits. Future production is also expected to include the Sucupira deposit for which 46 million tonnes of Proven and Probable mineral reserves grading 0.27 g/t gold and 0.31% copper were included with the year-end 2017 mineral resource statement. The Company is evaluating opportunities to access additional higher-grade mineralization from Sucupira via a series of pushbacks on the north wall of the Chapada pit. This plan contemplates an additional 43 million tonnes of Sucupira mineralization grading 0.24 g/t gold and 0.36% copper. While the series of pushbacks necessitate the movement of certain surface infrastructure, importantly, the expansion does not require significant fleet additions as mining rates already exceed plant capacity. A feasibility study for Phase 3 is scheduled for completion in 2019. Based on current studies and the illustrative timeline, expected capital for the relocation of certain surface infrastructure is estimated at approximately $100 million with spending expected from 2024 to 2025. The first delivery of ore from Sucupira to the Chapada plant is expected in 2026, subject to positive feasibility study and a decision to proceed in 2023.

Suruca - Gold-Only Oxide and Sulphide Development Opportunity

Concurrent with the multi-phase plan for Chapada, development of the gold-only Suruca oxides is being evaluated as a standalone heap leach operation for which a feasibility study has been completed, and separately as part of an integrated plan with the sulphide mineralization. The integrated scenario includes processing of the oxides through a heap leach and processing of the gold-only sulphides through a CIL plant.  Evaluation of the integrated option is progressing, including an exploration program designed to test known extensions of the sulphide mineralization. The Company expects to continue this exploration program through 2019. Results from the 2017 program and initial drilling as part of the 2018 program are showing extensions of the sulphide deposit to the west and in select, previously undrilled areas along the east flank of the deposit.

Under evaluation is a CIL plant with processing capacity of 8,000 tonnes per day (“tpd”) up to 13,000 tpd, which would add meaningfully to gold production in the broader Chapada complex. Suruca, either the standalone oxide or sulphide ore bodies, or the integrated scenario, is under consideration as a gold-only opportunity independently of the other opportunities at the main Chapada operations.

CANADIAN MALARTIC (50% interest), CANADA

The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary capital expenditures for the mine extension in 2018 are forecast to be approximately $37.0 million (on a 50% basis). During the first quarter of 2018, a temporary bridge was completed, overload (new road bed foundation) preparation continued and backfill of the historically mined Buckshot pit was essentially completed. Production activities at Barnat are scheduled to begin in late 2019.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project re-evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica, Suyai, La Pepa and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives include, but are not limited to the following:

AGUA RICA, ARGENTINA

The Company continues to advance its alternatives for the development of the Agua Rica project.  These alternatives include technical work and analysis for project development options for Agua Rica, as well as the review and consideration of various strategic alternatives all in an effort to maximize value.  In terms of the technical reviews, considerable effort has been undertaken to advance the two development scenarios, one a large-scale open pit integrated operation and the other a smaller scale standalone operation.  The large-scale open pit scenario contemplates an integration with the neighboring Alumbrera mine in which the Company holds a 12.5% interest. Under this scenario, the Company projects a mine life in excess of 22 years at average annual production levels of approximately 440 million pounds of copper, 109 thousand ounces of gold, 14 million pounds of molybdenum and 1.6 million ounces of silver for the first 10 years post ramp up.  The smaller scale standalone scenarios being considered include an open pit mine, and underground mine and a combined open pit and underground mine. The underground scenario employs the application of sub-level caving.  For this scenario, based on conceptual level studies, the Company currently projects a mine life in excess of 28 years at average annual production levels of approximately 149 million pounds of copper, 43 thousand ounces of gold,

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3.9 million pounds of molybdenum and 363 thousand ounces of silver for the first 10 years post ramp up.  A feasibility study update was completed for the open pit scenario in 2016 and, as such, this scenario is technically advanced and development ready. Technical studies continue to advance the lower throughput standalone scenarios towards completion of a preliminary economic assessment in 2018 and a pre-feasibility study in 2019. These studies will be completed concurrently with the review of the various strategic alternatives. The Company sees the lower throughput standalone scenario as a compelling development opportunity, notably on account of the marked decrease in development capital while still maintaining the longer term optionality for a large-scale open pit operation in due course.

AGUA DE LA FALDA, CHILE (56.7%)

The Company continues to pursue strategic and monetization initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results, and is evaluating exploration plans on the highly prospective claims surrounding the mine.  Agua De La Falda has installed processing capacity and infrastructure.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2018 exploration program focuses on finding higher quality ounces, improving mine grade and generating additional cash flow, infill drilling to replace production by upgrading existing mineral resources and exploring the Yamana property portfolio for new exploration targets. For exploration updates relating to operating mines during the year, refer to Section 4: Operating Segments Performance of this MD&A. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended March 31,
(In millions of US Dollars)	2018	2017
Exploration and evaluation capitalized (i)	$16.8	$17.5
Exploration and evaluation expensed (ii)	3.8	4.0
Total exploration and evaluation expenditures	$20.6	$21.5

(i)
Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Condensed Consolidated Interim Balance Sheets as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations for the period.

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6.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US dollars)	March 31, 2018	December 31, 2017
Cash and cash equivalents	$129.3	$148.9
Current assets	906.4	839.4
Non-current assets	7,436.0	7,923.9
Total assets	$8,342.4	$8,763.3
Current liabilities (excluding current portion of debt)	685.5	670.7
Non-current liabilities (excluding long-term debt)	1,791.1	1,787.6
Debt (current and long-term)	1,674.6	1,857.7
Total liabilities	$4,151.2	$4,316.0
Total shareholders' equity	4,134.7	4,313.4
Non-controlling interests	(17.2)	133.9
Total equity	$4,117.5	$4,447.3

Working capital (i)	$110.9	$58.7
Net debt (ii)	$1,545.3	$1,708.8

(i)	Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities held for sale.

(ii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Total assets were $8.3 billion as at March 31, 2018, 5% lower than as at December 31, 2017, primarily attributable to assets sold during the period partly offset by amounts capitalized in the period arising from the ongoing construction of the Cerro Moro mine in Argentina. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and previous growth through acquisitions. Other significant assets include inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at March 31, 2018 were $4.2 billion, lower by 4% from December 31, 2017, primarily attributable to lower debt.

Cash and cash equivalents were $129.3 million as at March 31, 2018, compared to $148.9 million as at December 31, 2017.  The sources and uses of cash during the first quarter of 2018 are explained below. Working capital was $110.9 million as at March 31, 2018, compared to $58.7 million as at December 31, 2017. Notable movements in working capital from December 31, 2017 include decreases resulting from the repayment of trade payables and income taxes payable mainly related to the Brazilian Tax Matters and timing of tax payments. These are partly offset by lower inventory and trade receivable balances compared to the same period in 2017. The Company notes that it has $114.9 million in stockpile inventory, currently classified as Property, Plant and Equipment, as it is not expected to be processed within one year, but is readily available for processing. As aforementioned, the Company expects its net cash position and working capital to increase in 2018.

Total debt was $1.67 billion (excluding Brio Gold, an asset held for sale) as at March 31, 2018, compared to $1.86 billion as at December 31, 2017. Net debt as at March 31, 2018 was $1.55 billion or 10% lower, compared to $1.71 billion as at December 31, 2017 . The Company's debt maturity profile reflects small amounts of near term maturities and an extended weighted average tenor of debt.  Following the early redemption of the 2019 notes and the 2018 maturities, the Company's next scheduled maturity fixed rate debt is not until March 2020. Based on its current credit rating, the Company expects that it can refinance the existing long-term debt in similar or more favourable terms to support the execution of the Company's business strategy.

LIQUIDITY

Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by working capital, recent monetization and financing transactions, future operating cash flows and available credit facilities.

As at March 31, 2018, the financial resources available to the Company in meeting its financial obligations include its positive working capital as noted above and $827.8 million from its revolving credit facility. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in 2021.

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For the three months ended March 31, 2018, cash flows from operating activities were $122.4 million and are expected to remain positive and increase in the foreseeable future. The Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters. Refer to Section 7: Economic Trends, Business Risks and Uncertainties of this MD&A for a detailed discussion of market price risk. Consistent with previous years, cash flows and working capital in the first quarter are the lowest due to cyclical factors, such as the seasonal impact on production during the rainy season early in the year, incremental production ramp-up and settlement of year-end accruals and payables.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $36.0 million, construction and service contract commitments of $542.8 million and sustaining capital expenditures of approximately $130 million in 2018. The Company’s expansionary and exploration capital expenditures are discretionary which allow management a reasonable degree of flexibility in managing its financial resources. Further information with regards to ongoing sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates of this MD&A and commitments by year can be found below.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position, and is highlighted by the following initiatives completed during 2017 or expected in 2018:

•	The completion of the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million;

•
The early redemption of $181.5 million of the 6.97% senior notes due December 2019, which extended the tenor of the Company's fixed term profile at lower average interest rates and improved financial flexibility.

•	The receipt of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019.

•
Although the Brio transaction does not bring immediate cash, the investment in the combined entity will create an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases. Following the one year hold period, this investment provides the Company with a significant monetization potential.

•	Pursuing alternatives to maximize value at Gualcamayo, in parallel with advancing monetization efforts.

Additionally, through the planned completion of the Cerro Moro mine resulting in lower capital expenditures and expected step-change in cash flow beginning in 2018, the Company is well-positioned to drive reduction in net debt and manage its debt repayments.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended March 31,
(In millions of US Dollars)	2018	2017
Cash flows from operating activities	$122.4	$51.3
Cash flows from operating activities before net change in working capital (i)	$206.4	$117.2
Cash flows from/(used in) investing activities	$14.7	$(128.8)
Cash flows (used in)/from financing activities	$(142.5)	$85.2

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Operating Activities

Cash flows from operating activities before net change in working capital for the three months ended March 31, 2018 were $206.4 million, compared to $117.2 million for the three months ended March 31, 2017. The increase is related to advanced payments of $127.8 million received on metal purchase agreements, compared to the prior year, partly offset by higher tax payments including those related to the Brazil Tax Matters of $67.9 million. The most notable movement in net change in working capital is a decrease in trade and other payables due to the timing of payments during the year.

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Investing Activities

Cash flows from investing activities were $14.7 million for the three months ended March 31, 2018, compared to outflows of $128.8 million for the three months ended March 31, 2017. The net cash inflows resulted from the cash proceeds on the disposition of the Canadian exploration properties, partly offset by additional capital expenditures mainly from the continued development of Cerro Moro and Canadian Malartic. Total capital expenditures for the three months ended March 31, 2018, were $131.8 million, compared to capital expenditures of $129.4 million, for the same period in 2017. Acquisition of property plant and equipment includes $9.4 million in long-term stockpile additions at Chapada and Canadian Malartic of $8.6 million.

Financing Activities

Cash flows used in financing activities were outflows of $142.5 million for three months ended March 31, 2018, compared to inflows of $85.2 million for three months ended March 31, 2017. Cash flows used in financing activities arose from the net repayment of debt in the current period, compared to net proceeds in the same period of 2017.

CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity, and debt obligations net of cash and cash equivalents as follows:

As at (In millions of US dollars)	March 31, 2018	December 31, 2017
Shareholders’ equity	$4,117.5	$4,447.3
Debt	$1,674.6	$1,857.7
	5,792.1	6,305.0
Less: Cash and cash equivalents	$(129.3)	$(148.9)
	5,662.8	6,156.1

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities, and operating and capital commitments at March 31, 2018, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total (ii)
Mine operating/construction and service contracts and other	$542.8	$544.9	$127.8	$0.7	$1,216.2
Long-term debt principal repayments (i)	36.0	85.9	367.7	1,196.9	1,686.5
Decommissioning, restoration and similar liabilities	12.1	35.7	75.8	451.5	575.1
	$590.9	$666.5	$571.3	$1,649.1	$3,477.8

(i)	Excludes interest expense.

(ii)
Additionally, as at March 31, 2018, the Company had outstanding letters of credit in the amount of $18.7 million (C$25.1 million) representing guarantees for reclamation obligations relating to the Company’s share of mining interest in Canadian Malartic.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

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As at	April 30, 2018	March 31, 2018
Common shares issued and outstanding	948,892	948,858
Share options outstanding	1,828	1,828
Restricted share units	2,684	2,680

7.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2017. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2018, except as noted below:

METAL PRICE RISK
Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended March 31, 2018, spot gold prices averaged $1,330 per ounce, representing an increase of 8%, compared to $1,219 per ounce in the first quarter of 2017. Prices ranged between $1,308 and $1,355 per ounce during the first quarter of 2018.

Gold prices were supported above $1,300 per ounce during the first quarter, benefiting from the cross currents affecting global markets including trade war concerns and equity market uncertainty. Gold prices sold off in anticipation of Federal Open Market Committee (“FOMC”) meeting before ramping up towards the end of the quarter. The US Federal Reserve (“US Fed”) increased the US Fed Funds rate by 0.25% in March, as expected, and indicated two additional increases in 2018. In the short-term, gold prices will likely be driven by the changing sentiment as to the monetary policy path of the US Fed, increased rhetoric over tariffs, and equity market performance.

Other central banks have also begun to tighten monetary policy and while higher interest rates and inflationary pressures may weigh on gold, the prospect of other central banks increasing rates should temper US Dollar strength. The amount of global debt added over the past several years is significant and the prospect of rising global interest rates may pose refinancing challenges and this may prove to be supportive for gold. Global ETF holdings are edging higher and other central banks continue to be net buyers with Russia and Kazakhstan being the most notable.

Copper Price - Market Update

For the quarter ended March 31, 2018, spot copper prices averaged $3.16 per pound, representing an increase of 19%, compared to $2.65 per pound in the first quarter of 2017. Prices ranged between $2.97 and $3.26 per pound in the first quarter of 2018.

Copper prices moved lower in the first quarter after peaking in the fourth quarter of 2017. Concerns about trade wars, higher US interest rates and a stronger dollar weighed on industrial metals during the quarter. Copper prices should be supported as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations over the medium term.

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The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at March 31, 2018, the Company had 26.8 million pounds of copper forward contracts in place to August 2018 at an average sales price of $3.13 per pound. The Company also had 22.5 million pounds of copper option contracts for production in the second quarter of 2018, which provide a minimum price of $2.85 per pound and a maximum price of $3.33 per pound. This production represents approximately seventy-five per cent of planned copper production in the period of the copper option contracts.

CURRENCY RISK

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Chilean Peso and the Brazilian Real strengthened against the US Dollar during the quarter ended March 31, 2018, while the Argentine Peso weakened. The US Fed increased the Fed Funds rate by 0.25% in March and indicated that they expect two additional increases during 2018. However, this will be dependent on economic growth and with other central banks beginning to increase rates this could lead to a weaker US Dollar.

	For the three months ended March 31,
	2018	2017	% (i)
Average Exchange Rate
USD-CAD	1.2651	1.3239	-4.4%
USD-BRL	3.245	3.1402	3.3%
USD-ARG	19.7062	15.6642	25.8%
USD-CLP	602.03	655.68	-8.2%

	March 31, 2018	March 31, 2017	% (i)	December 31, 2017	% (i)
Period-end Exchange Rate
USD-CAD	1.2884	1.3318	-3.3%	1.2571	2.5%
USD-BRL	3.3063	3.1220	5.9%	3.3085	-0.1%
USD-ARG	20.1402	15.3875	30.9%	18.6232	8.1%
USD-CLP	604.73	660.17	-8.4%	615.44	-1.7%

(i)	Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at March 31, 2018, the Company had zero-cost collar contracts totalling R$450 million (R$ = Brazilian Reais) evenly split by month from April 2018 to June 2019 with Brazilian Real to US Dollar average call and put strike prices of R$3.15 and R$3.47 per US Dollar, respectively, allowing the Company to participate in exchange rate movements between those two strikes. The Company also had forward contracts totalling C$45 million (C$ = Canadian Dollars) evenly split by month from April 2018 to December 2018 with Canadian Dollar to US Dollar forward rates of C$1.25 per US Dollar.

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8.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the Consolidated Financial Statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting the Consolidated Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine.  The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million.  The class action was certified in May 2017.  In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017.  The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment.  On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action.  The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec).  A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction.  An application for permanent injunction is currently pending.  The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.  These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined.  While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree.  The Partnership is an impleaded party in the proceedings.  The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine.  The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application.  The hearing on the merits is scheduled to take place in October 2018.  While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

For additional information refer to the latest available Company's Annual Information Form.

9.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2017 and in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended March 31, 2018 are consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Annual

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Financial Statements for the year ended December 31, 2017, except as noted below (Details of these new requirements as well as their impact on the Company’s Consolidated Financial Statements are described in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements):

IFRS 15 Revenue from Contract with Customers ("IFRS 15")

On January 1, 2018, the Company adopted IFRS 15 using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. The cumulative effect of initially applying IFRS 15 has been recognized as an adjustment to the opening deficit at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior period amounts have not been restated and continue to be reported under the accounting standards in effect for those periods. The Company expects the impact of the adoption of IFRS 15 to be immaterial to net earnings on an ongoing basis.

IFRS 9 Financial Instruments ("IFRS 9")

On January 1, 2018, the Company adopted IFRS 9 (2014). IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated in the Condensed Consolidated Interim Financial Statements, with the exception of certain aspects of hedge accounting.

10.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per ounce of gold produced on a co-product and by-product basis;

•	Cash costs per ounce of silver produced on a co-product and by-product basis;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce of gold produced on a co-product and by-product basis;

•	All-in sustaining costs per ounce of silver produced on a co-product and by-product basis;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold sold;

•	Average realized price per ounce of silver sold; and

•	Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures reconciled below and additional subtotals in financial statements, refer to Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the year ended December 31, 2017.

CASH COSTS AND ALL-IN SUSTAINING COSTS

Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

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i)	Reconciliation of Cost of Sales per the Consolidated Financial Statements to Co-Product Cash Costs and Co-Product AISC, and By-Product Cash Costs and By-Product AISC:

Co-product Cash Cost & AISC	For the three months ended March 31, 2018				For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper
Cost of sales excluding DDA (i)	$259.2	$206.6	$10.2	$42.4	$238.0	$186.5	$11.6	$39.9
DDA	104.1	89.7	4.6	9.8	105.9	95.3	5.0	5.6
Total cost of sales	$363.3	$296.3	$14.8	$52.2	$343.9	$281.8	$16.6	$45.5
DDA	(104.1)	(89.7)	(4.6)	(9.8)	(105.9)	(95.3)	(5.0)	(5.6)
Inventory movement	(8.9)	(6.6)	(0.5)	(1.8)	7.3	3.9	(0.4)	3.8
Treatment and refining charges (ii)	9.2	1.3	—	7.9	7.8	1.1	—	6.7
Commercial and other costs	(0.3)	(0.1)	—	(0.2)	(1.9)	(0.4)	—	(1.5)
Overseas freight for Chapada Conc.	(2.9)	(0.6)	—	(2.3)	(2.2)	(0.4)	—	(1.8)
Total co-product cash cost	$256.3	$200.6	$9.7	$46.0	$249.0	$190.7	$11.2	$47.1
G&A, excl., shared-based compensation (iii)	19.8	18.8	0.8	0.2	21.7	17.4	0.9	3.4
Sustaining capital expenditures (iv)	39.7	34.4	1.7	3.6	51.1	38.9	3.1	9.1
Exploration and evaluation expense (iii)	3.0	2.6	0.1	0.3	4.1	3.1	0.2	0.8
Total co-product AISC	$318.8	$256.4	$12.3	$50.1	$325.9	$250.1	$15.4	$60.4
Commercial oz and lb produced		269,458	899,261	30,396,585		266,186	1,079,108	26,519,865
Commercial oz and lb sold		270,931	973,257	30,252,861		267,916	1,093,897	25,203,607
Cost of sales excl. DDA per oz and lb sold		$763	$10.51	$1.40		$696	$10.57	$1.58
DDA per oz and lb sold		$331	$4.68	$0.33		$356	$4.57	$0.22
Total cost of sales per oz and lb sold		$1,094	$15.20	$1.73		$1,052	$15.14	$1.79
Co-product cash cost per oz and lb produced		$745	$10.88	$1.51		$716	$10.36	$1.78
Co-product AISC per oz and lb produced		$952	$13.83	$1.65		$940	$14.24	$2.13

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Co-product Cash Cost & AISC	For the three months ended March 31, 2018			For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Chapada Total (vii)	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding DDA (i)	$51.6	$9.2	$42.4	$48.7	$8.6	$0.2	$39.9
DDA	11.7	2.3	9.4	6.6	1.3	—	5.3
Total cost of sales	$63.3	$11.5	$51.8	$55.3	$9.9	$0.2	$45.2
DDA	(11.7)	(2.3)	(9.4)	(6.6)	(1.3)	—	(5.3)
Inventory movement	(2.2)	(0.4)	(1.8)	4.7	0.9	—	3.8
Treatment and refining charges (ii)	9.2	1.3	7.9	7.8	1.1	—	6.7
Commercial and other costs	(0.3)	(0.1)	(0.2)	(1.9)	(0.4)	—	(1.5)
Overseas freight for Chapada Conc.	(2.9)	(0.6)	(2.3)	(2.2)	(0.4)	—	(1.8)
Total co-product cash cost	$55.4	$9.4	$46.0	$57.1	$9.8	$0.2	$47.1
G&A, excl., shared-based compensation (iii)	0.3	0.1	0.2	0.1	—	—	0.1
Sustaining capital expenditures (iv)	4.5	0.9	3.6	11.2	2.2	—	9.0
Exploration and evaluation expense (iii)	0.4	0.1	0.3	0.4	0.1	—	0.3
Total co-product AISC	$60.6	$10.5	$50.1	$68.8	$12.1	$0.2	$56.5
Commercial oz and lb produced		22,753	30,396,585		19,089	55,926	26,519,865
Commercial oz and lb sold		23,643	30,252,861		21,406	23,859	25,203,607
Cost of sales excl. DDA per oz and lb sold		$389	$1.40		$401	$7.33	$1.58
DDA per oz and lb sold		$99	$0.31		$61	$1.12	$0.21
Total cost of sales per oz and lb sold		$488	$1.71		$462	$8.45	$1.79
Co-product cash cost per oz and lb produced		$416	$1.51		$514	$3.69	$1.78
Co-product AISC per oz and lb produced		$462	$1.65		$634	$4.53	$2.13

Co-product Cash Cost & AISC	For the three months ended March 31, 2018				For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding DDA (i)	$46.4	$36.2	$10.2	$47.8	$37.1	$26.6	$10.5	$36.5
DDA	20.8	16.3	4.5	30.9	15.8	11.3	4.5	31.8
Total cost of sales	$67.2	$52.5	$14.7	$78.7	$52.9	$37.9	$15.0	$68.3
DDA	(20.8)	(16.3)	(4.5)	(30.9)	(15.8)	(11.3)	(4.5)	(31.8)
Inventory movement	(2.9)	(2.4)	(0.5)	(0.6)	(1.3)	(0.9)	(0.4)	3.2
Total co-product cash cost	$43.5	$33.8	$9.7	$47.2	$35.8	$25.7	$10.1	$39.7
G&A, excl., shared-based compensation (iii)	—	—	—	1.1	—	—	—	1.2
Sustaining capital expenditures (iv)	7.6	5.9	1.7	14.0	9.8	7.0	2.8	10.1
Exploration and evaluation expense (iii)	—	—	—	—	0.3	0.2	0.1	0.1
Total co-product AISC	$51.1	$39.7	$11.4	$62.3	$45.9	$32.9	$13.0	$51.1
Commercial oz produced		40,391	899,261	83,403		33,637	960,820	71,382
Commercial oz sold		41,349	973,257	81,117		34,564	998,460	66,543
Cost of sales excl. DDA per oz sold		$876	$10.51	$590		$770	$10.56	$548
DDA per oz sold		$394	$4.60	$381		$327	$4.47	$479
Total cost of sales per oz sold		$1,270	$15.11	$970		$1,097	$15.03	$1,027
Co-product cash cost per oz produced		$837	$10.88	$567		$763	$10.58	$556
Co-product AISC per oz produced		$984	$12.81	$748		$977	$13.55	$716

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Co-product Cash Cost & AISC	For the three months ended March 31, 2018		For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Gualcamayo Gold	Minera Florida Gold (vii)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding DDA (i)	$22.6	$18.4	$29.9	$22.0	$21.2	$0.8
DDA	13.4	10.0	14.1	11.0	10.6	0.4
Total cost of sales	$36.0	$28.4	$44.0	$33.0	$31.8	$1.2
DDA	(13.4)	(10.0)	(14.1)	(11.0)	(10.6)	(0.4)
Inventory movement	(0.6)	(0.3)	0.7	(1.2)	(1.2)	—
Total co-product cash cost	$22.0	$18.1	$30.6	$20.8	$20.0	$0.8
G&A, excl., shared-based compensation (iii)	—	—	(0.1)	—	—	—
Sustaining capital expenditures (iv)	2.3	3.1	1.2	5.6	5.4	0.2
Exploration and evaluation expense (iii)	—	—	—	0.4	0.4	—
Total co-product AISC	$24.3	$21.2	$31.7	$26.8	$25.8	$1.0
Commercial oz produced	23,846	18,483	37,728		21,685	62,362
Commercial oz sold	25,867	18,893	38,196		23,716	71,578
Cost of sales excl. DDA per oz sold	$875	$976	$783		$895	$11.84
DDA per oz sold	$518	$531	$369		$447	$5.87
Total cost of sales per oz sold	$1,393	$1,507	$1,152		$1,342	$17.71
Co-product cash cost per oz produced	$923	$981	$810		$925	$12.85
Co-product AISC per oz produced	$1,019	$1,147	$841		$1,195	$16.78

Co-product Cash Cost & AISC	For the three months ended March 31, 2018				For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold
Cost of sales excluding DDA (i)	$24.0	$48.3	$—	$—	$23.0	$40.7	$—	$—
DDA	8.7	6.6	2.2	1.6	10.9	13.8	1.9	1.5
Total cost of sales	$32.7	$54.9	$2.2	$1.6	$33.9	$54.5	$1.9	$1.5
DDA	(8.7)	(6.6)	(2.2)	(1.6)	(10.9)	(13.8)	(1.9)	(1.5)
Inventory movement	0.3	(2.6)	—	—	(0.8)	1.9	—	—
Total co-product cash cost	$24.3	$45.7	$—	$—	$22.2	$42.6	$—	$—
G&A, excl., shared-based compensation (iii)	0.2	5.2	13.1	12.3	0.2	3.4	16.9	12.7
Sustaining capital expenditures (iv)	3.0	5.1	0.2	0.1	5.5	7.2	0.3	0.2
Exploration and evaluation expense (iii)	—	0.4	2.1	2.0	—	0.2	2.8	2.1
Total co-product AISC	$27.5	$56.4	$15.4	$14.4	$27.9	$53.4	$20.0	$15.0
Commercial oz and lb produced	34,525	46,057			32,126	50,540
Commercial oz and lb sold	33,500	46,563			33,256	50,235
Cost of sales excl. DDA per oz and lb sold	$716	$1,037			$693	$810
DDA per oz and lb sold	$261	$141			$328	$275
Total cost of sales per oz and lb sold	$977	$1,177			$1,021	$1,085
Co-product cash cost per oz and lb produced	$705	$991			$693	$842
Co-product AISC per oz and lb produced	$798	$1,224			$871	$1,057

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Co-product Cash Cost & AISC	For the three months ended March 31, 2018		For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding DDA (i)	$—	$—	$—	$—
DDA	0.1	0.4	0.1	0.3
Total cost of sales	$0.1	$0.4	$0.1	$0.3
DDA	(0.1)	(0.4)	(0.1)	(0.3)
Total co-product cash cost	—	—	—	—
G&A, excl., shared-based compensation (iii)	0.8	—	0.9	3.3
Sustaining capital expenditures (iv)	—	—	—	0.1
Exploration and evaluation expense (iii)	0.1	—	0.2	0.6
Total co-product AISC	$0.9	$—	$1.1	$4.0

Co-product Cash Cost & AISC	For the three months ended March 31, 2018			For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)
Cost of sales excluding DDA (i)	$206.6	$(22.4)	$184.2	$186.5	$(5.9)	$180.6
DDA	89.7	(3.0)	86.7	95.3	(2.2)	93.1
Total cost of sales	$296.3	$(25.4)	$270.9	$281.8	$(8.1)	$273.7
DDA	(89.7)	3.0	(86.7)	(95.3)	2.2	(93.1)
Inventory movement	(6.6)	1.2	(5.4)	3.9	(1.5)	2.4
Treatment and refining charges (ii)	1.3	—	1.3	1.1	—	1.1
Commercial and other costs	(0.1)	—	(0.1)	(0.4)	—	(0.4)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	(0.4)	—	(0.4)
Total co-product cash cost	$200.6	$(21.2)	$179.4	$190.7	$(7.4)	$183.3
G&A, excl., shared-based compensation (iii)	18.8	(2.4)	16.4	17.4	(0.6)	16.8
Sustaining capital expenditures (iv)	34.4	(2.4)	32.0	38.9	(1.4)	37.5
Exploration and evaluation expense (iii)	2.6	(0.2)	2.4	3.1	0.3	3.4
Total co-product AISC	$256.4	$(26.2)	$230.2	$250.1	$(9.1)	$241.0
Commercial oz and lb produced	269,458		248,088	266,186		257,533
Commercial oz and lb sold	270,931		249,326	267,916		259,149
Cost of sales excl. DDA per oz and lb sold	$763		$739	$696		$697
DDA per oz and lb sold	$331		$348	$356		$359
Total cost of sales per oz and lb sold	$1,094		$1,086	$1,052		$1,056
Co-product cash cost per oz and lb produced	$745		$724	$716		$712
Co-product AISC per oz and lb produced	$952		$928	$940		$936

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Co-product Cash Cost & AISC	For the three months ended March 31, 2018					For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (incl.) Gualcamayo	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (incl.) Gualcamayo	Gualcamayo Gold	Total Gold - Yamana Mines (v)
Cost of sales excluding DDA (i)	$206.6	$(48.3)	$158.3	$(22.6)	$135.7	$186.5	$(40.6)	$145.9	$(29.9)	$116.0
DDA	89.7	(6.5)	83.2	(13.4)	69.8	95.3	(13.8)	81.5	(14.1)	67.4
Total cost of sales	$296.3	$(54.8)	$241.5	$(36.0)	$205.5	$281.8	$(54.4)	$227.4	$(44.0)	$183.4
DDA	(89.7)	6.5	(83.2)	13.4	(69.8)	(95.3)	13.8	(81.5)	14.1	(67.4)
Inventory movement	(6.6)	2.6	(4.0)	0.6	(3.4)	3.9	(2.0)	1.9	(0.7)	1.2
Treatment and refining charges (ii)	1.3	—	1.3	—	1.3	1.1	—	1.1	—	1.1
Commercial and other costs	(0.1)	—	(0.1)	—	(0.1)	(0.4)	—	(0.4)	—	(0.4)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	—	(0.6)	(0.4)	—	(0.4)	—	(0.4)
Total co-product cash cost	$200.6	$(45.7)	$154.9	$(22.0)	$132.9	$190.7	$(42.6)	$148.1	$(30.6)	$117.5
G&A, excl., shared-based compensation (iii)	18.8	(5.2)	13.6	—	13.6	17.4	(3.4)	14.0	0.1	14.1
Sustaining capital expenditures (iv)	34.4	(5.1)	29.3	(2.3)	27.0	38.9	(7.2)	31.7	(1.2)	30.5
Exploration and evaluation expense (iii)	2.6	(0.5)	2.1	—	2.1	3.1	(0.2)	2.9	—	2.9
Total co-product AISC	$256.4	$(56.5)	$199.9	$(24.3)	$175.6	$250.1	$(53.4)	$196.7	$(31.7)	$165.0
Commercial oz and lb produced	269,458		223,401		199,555	266,186		215,647		177,918
Commercial oz and lb sold	270,931		224,368		198,501	267,916		217,681		179,485
Cost of sales excl. DDA per oz and lb sold	$763		$706		$684	$696		$670		$646
DDA per oz and lb sold	$331		$371		$351	$356		$375		$376
Total cost of sales per oz and lb sold	$1,094		$1,076		$1,035	$1,052		$1,045		$1,022
Co-product cash cost per oz and lb produced	$745		$694		$667	$716		$687		$661
Co-product AISC per oz and lb produced	$952		$896		$881	$940		$912		$927

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By-product Cash Cost & AISC	For the three months ended March 31, 2018					For the three months ended March 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Gold - Gualcamayo	Total Gold - Yamana Mines (incl. Gualcamayo) (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Gold - Gualcamayo	Total Gold - Yamana Mines (incl. Gualcamayo) (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$135.7	$22.6	$158.3	$10.2	$42.4	$115.9	$29.9	$145.8	$11.6	$39.9
DDA	69.8	13.4	83.2	4.6	9.8	67.4	14.1	81.5	5.0	5.6
Total cost of sales	$205.5	$36.0	$241.5	$14.8	$52.2	$183.3	$44.0	$227.3	$16.6	$45.5
DDA	(69.8)	(13.4)	(83.2)	(4.6)	(9.8)	(67.4)	(14.1)	(81.5)	(5.0)	(5.6)
Inventory movement	(3.4)	(0.6)	(4.0)	(0.5)	(1.8)	1.3	0.6	1.9	(0.4)	3.8
Treatment and refining charges (ii)	1.3	—	1.3	—	7.9	1.1	—	1.1	—	6.7
Commercial and other costs	(0.1)	—	(0.1)	—	(0.2)	(0.4)	—	(0.4)	—	(1.5)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	—	(2.3)	(0.4)	—	(0.4)	—	(1.8)
By-product credits from Chapada copper revenue	(87.8)	—	(87.8)	(5.2)	—	(61.2)	0.5	(60.7)	(4.5)	—
Chapada copper co-product cash cost	43.4	—	43.4	2.6	(46.0)	44.1	—	44.1	3.1	(47.1)
Total by-product cash cost	$88.5	$22.0	$110.5	$7.1	$—	$100.4	$31.0	$131.4	$9.8	$—
G&A, excl., shared-based compensation (iii)	18.1	—	18.1	1.1	—	17.4	(0.1)	17.3	1.1	—
Sustaining capital expenditures (iv)	30.5	2.2	32.7	2.0	—	39.0	1.2	40.2	3.7	—
Exploration and evaluation expense (iii)	3.2	—	3.2	0.2	—	3.6	—	3.6	0.3	—
Total by-product AISC	$140.3	$24.2	$164.5	$10.4	$—	$160.4	$32.1	$192.5	$14.9	$—
Commercial oz and lb produced	199,555	23,846	223,401	899,261		177,918	37,728	215,646	1,079,108
Commercial oz and lb sold	198,501	25,867	224,368	973,257		179,485	38,196	217,681	1,093,897
Cost of sales excl. DDA per oz and lb sold	$684	$875	$706	$10.51		$646	$783	$670	$10.57
DDA per oz and lb sold	$351	$518	$371	$4.68		$376	$369	$375	$4.57
Total cost of sales per oz and lb sold	$1,035	$1,393	$1,076	$15.20		$1,022	$1,152	$1,044	$15.14
By-product cash cost per oz and lb produced	$444		$495	$8.01		$565		$610	$9.00
By-product AISC per oz and lb produced	$703		$737	$11.58		$902		$893	$13.72

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2017 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to "Total Gold" less Brio Gold Mines and Gualcamayo in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 21(b) Operating Segments, Information about Profit and Loss, to the Company's Condensed Consolidated Interim Financial Statements.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

NET DEBT

As at, (In millions of US Dollars)	March 31, 2018	December 31, 2017
Debt
Non-current portion	$1,638.3	$1,747.7
Current portion	36.3	110.0
Total debt	$1,674.6	$1,857.7

Less: Cash and cash equivalents	129.3	148.9
Net debt	$1,545.3	$1,708.8

AVERAGE REALIZED METAL PRICES

For the three months ended March 31,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$449.7	$354.9	$17.5	$77.3	$403.5	$324.0	$20.2	$59.3
Treatment and refining charges of concentrate	9.3	1.2	0.3	7.8	7.8	1.1	—	6.7
Sales taxes	4.9	3.1	—	1.8	4.1	2.5	—	1.6
Metal price adjustments related to concentrate revenue	8.1	—	0.2	7.9	(3.8)	(0.9)	—	(2.9)
Other adjustments	0.6	0.4	—	0.2	—	—	—	—
Gross revenue	$472.6	$359.6	$18.0	$95.0	$411.6	$326.7	$20.2	$64.7

Commercial gold/silver ounces, million pounds of copper sold		270,931	1,060,761	30.3		267,916	1,169,058	25.2
Revenue per gold/silver ounce, pound of copper sold		$1,310	$16.50	$2.56		$1,209	$17.28	$2.35
Average realized price per gold/silver ounce, pound of copper sold		$1,328	$16.93	$3.13		$1,220	$17.29	$2.57

11.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2018 and December 31, 2017 and results of operations for the periods ended March 31, 2018 and March 31, 2017.

This Management’s Discussion and Analysis has been prepared as of May 2, 2018. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for three months ended March 31, 2018 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2017, as well as the most recent Annual Information Form for the year ended December 31, 2017 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2017 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis relating to operations at Chapada, Canadian Malartic and Jacobina has been reviewed and approved by Yohann Bouchard (Senior Vice President, Operations); relating to operations at El Peñón, Cerro Moro, Minera Florida and Gualcamayo has been  reviewed and approved by Carlos Bottinelli (Manager, Technical Services); and relating to exploration has been reviewed and approved by Henry Marsden (Senior Vice President, Exploration). Each of Messrs. Bouchard, Bottinelli and Marsden is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2017 and other continuous disclosure documents filed by the Company since January 1, 2018 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

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This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

*************

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